Mail Stop 6010

May 7, 2009

Mr. Bruce Barclay
President and Chief Executive Officer
SurModics, Inc.
9924 West 74th Street
Eden Prairie, MN 55344

     Re: **SurModics, Inc.**
            Form 10-K for the Year Ended September 30, 2008
            Filed December 15, 2008
            File No. 000-23837

Dear Mr. Barclay:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Jeffrey P. Riedler
              Assistant Director